Snipp Interactive Inc. Announces C$8 Million Bought Deal, Unit Private Placement

TSX Venture Exchange

Trading Symbol: SPN

/NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN./

BETHESDA, MD, Jan. 14, 2015 /CNW/ - Snipp Interactive Inc. ("Snipp")(Trading Symbol: SPN), is pleased to announce that it has entered into an agreement with Canaccord Genuity Corp. ("Canaccord"), pursuant to which a syndicate of underwriters led by Canaccord (the "Underwriters") will purchase units of the Company ("Units") at a price of C$0.55 per Unit to raise gross proceeds of C$8,002,500 (the "Underwritten Offering").

Each Unit shall consist of one common share in the Company and one half of one common share purchase warrant of the Company exercisable for a period of 24 months from the closing date. Each whole warrant shall be exercisable into one common share of the Company at US$0.63 per share (note pricing of warrants in US$). The warrants will be subject to a forced conversion mechanism.

In addition, the Company will grant the Underwriter an option to sell additional units (the "Over-Allotment Units") of the Company (and together with the Units, the "Offered Securities"), to raise additional gross proceeds of up to C$4,000,000 (the "Over-Allotment Option" and together with the Underwritten Offering, the "Offering").

The net proceeds raised through the Offering will be used for product development, marketing and general working capital purposes.

Closing of the Offering is anticipated to occur on or about February 4, 2015 (the "Closing Date"). Closing of the Offering is subject to receipt of regulatory approvals, including the acceptance of the Offering by the Toronto Venture Exchange. The Offered Securities will be subject to a four month hold period under applicable securities laws in Canada.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein in the United States. The securities described herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to the account or benefit of a U.S. person absent an exemption from the registration requirements of such Act.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Forward looking information includes but is not limited to statements with respect to the anticipated closing date of the Offering. In particular, there can be no assurance that the Offering will close. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. Copyright Snipp Interactive Inc. All rights reserved. All other trademarks and trade names are the property of their respective owners.

This press release does not constitute and the subject matter hereof is not, an offer for sale or a solicitation of an offer to buy, in the United States or to any "U.S Person" (as such term is defined in Regulation S under the U.S. Securities Act of 1933, as amended (the "1933 Act")) of any equity or other securities of Snipp. The securities of Snipp have not been registered under the 1933 Act and may not be offered or sold in the United States (or to a U.S. Person) absent registration under the 1933 Act or an applicable exemption from the registration requirements of the 1933 Act.

NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN.

SOURCE Snipp Interactive Inc.

For further information: Press Enquiries: Atul Sabharwal, CEO, 415-595-7151, atul@snipp.com; Investor Relations: Jaisun Garcha, CFO, 1-888-99-SNIPP, investors@snipp.com